(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: August 31, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 000-31617

CUSIP NUMBER 92407M206

For Period Ended: 12/31/2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Vermillion, Inc.
Full Name of Registrant

Ciphergen Biosystems, Inc.
Former Name if Applicable

47350 Fremont Blvd., Fremont, CA 94538
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in a Current Report on Form 8-K, filed on March 31, 2009 by Vermillion, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission"), the Company filed a voluntary petition for reorganization relief (the "Chapter 11 Case") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). During the pendency of the Chapter 11 Case, the Company operated its business and managed its properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court, and the Company's management team was focused on conserving cash resources and developing its reorganization plan for discussion with its creditors. The Company's available management and financial resources were particularly strained because the Company's management and its external advisers devoted considerable attention to the Company's reorganization efforts.

As disclosed in a Current Report on Form 8-K filed on January 25, 2010 by the Company with the Commission, the Company emerged from bankruptcy on January 22, 2010. Since that time, the Company's management team has been focused on re-commencing its operations, including the preparation of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Form 10-K"), its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the "Q1 2009 Form 10-Q"), its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the "Q2 2009 Form 10-Q"), its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (the "Q3 2009 Form 10-Q") and its Annual Report Form 10-K for the fiscal year ended December 31, 2009 (the "2009 Form 10-K"). As a result of the increased burdens placed upon the Company's financial, accounting and administrative staff during bankruptcy, the Company has not yet been able to close its books and records and to prepare the financial statements that are required to be included in the 2008 Form 10-K, the Q1 2009 Form 10-Q, the Q2 2009 Form 10-Q, the Q3 2009 Form 10-Q and the 2009 Form 10-K.

Consequently, the 2009 Form 10-K cannot be filed within the prescribed period because of the burdens associated with the Chapter 11 Case and the Company's recent emergence from bankruptcy. Such inability to file the 2009 Form 10-K could not have been eliminated by the Company without unreasonable effort or expense. It is not clear when the Company's financials will be available and as a result the Company may not be in a position to file the 2009 Form 10-K by the fifteenth calendar day following the required filing date, March 31, 2010, as prescribed in Rule 12b-25, and further cannot make any assurances as to when it will complete and file the Form 10-K.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Tran	(510) 226-2800
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
As described in Part III above, the Company has not filed its 2008 Form 10-K, its Q1 2009 Form 10-Q, its Q2 2009 Form 10-Q or its Q3 2009 Form 10-Q due to the burdens associated with the Company's reorganization efforts and its recent emergence from bankruptcy.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vermillion, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	03/31/2010	By	/s/ John H. Tran
John H. Tran VP, Finance & Chief Accounting Officer

Part IV(3) Explanation

As described in Part III above, the Company is in the process of closing its books for the fiscal year 2009, as well as for the reporting periods ended during the pendency of the Chapter 11 Case, due to the Company's reorganization efforts and its recent emergence from bankruptcy. As a result, a reasonable estimate of the Company's results of operations for the fiscal year ended December 31, 2009 cannot be made at this time.